Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-219848), S-8 (File No. 333-185498), S-8 (File No. 333-196116) and S-8 (File No.333-198092) of SSR Mining Inc. of our report dated February 20, 2020 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.1 to SSR Mining Inc.’s Current Report on Form 6-K filed on February 20, 2020.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants
Vancouver, Canada
February 20, 2020